SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 May 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit No: 99.1                1st Quarter Results

InterContinental Hotels Group PLC
First Quarter Results to 31 March 2010

Financial results	2010	2009	% change		% change CER
			Total	Excluding LDs [1]	Total	Excluding LDs [1]
Revenue [2]	$362m	$351m	3%	4%	0%	1%
Operating profit [2]	$83m	$72m	15%	20%	15%	20%
Total adjusted EPS [2]	17.4¢	15.5¢	12%
Total basic EPS [3]	18.8¢	9.5¢	98%
Net debt	$1,077m	$1,287m

All figures are before exceptional items unless otherwise noted. See appendix 2 for analysis of financial headlines. Constant exchange rate comparatives shown in appendix 3.  (% CER)  = change at constant exchange rates.
1
- excluding $3m of significant liquidated damages (LDs) receipts in
2009.
2
- h
otels previously accounted for as discontinued operations have been re-presented as continuing operations and the relevant comparatives restated.
3
- total basic EPS after exceptional items.

Business headlines
·	Global constant currency first quarter RevPAR growth of 0.2%, including growth of 4.1% in March.
·	Asia Pacific was the strongest region reporting RevPAR growth of 10.0%, including a 22.2% increase in Greater China.
·	5,151 net rooms (38 hotels) added in the quarter, increasing total system size to 651,830 rooms (4,476 hotels).
·	9,872 rooms (82 hotels) added to the system, 4,721 rooms (44 hotels) removed in line with our quality growth strategy.
·	8,160 rooms (55 hotels) signed, taking the pipeline to 200,895 rooms (1,344 hotels).
·	Net debt of $1.1bn, down $0.2bn on the position as at 31 March 2009 and held flat on the position as at 31 December 2009.

Recent trading
·	April global constant currency RevPAR growth of 5.2%; 3.7% Americas, 5.0% EMEA and 13.0% Asia Pacific, including a 27.1% increase in Greater China.
·	2,646 rooms (22 hotels) signed in April. 4,248 rooms (25 hotels) added to the system, 2,129 rooms (18 hotels) removed.

Update on priorities
·
Focus on efficiency
.
  First quarter r
egional and central costs of $57m increased $2m on 2009 at constant exchange rates and $5m at reported rates.  IHG is on track to maintain the c.$75m of sustainable savings achieved in 2009 in both regional and central costs and managed and franchised cost of sales.

·
Support hotel performance.
  System delivery continued to improve with 68% of rooms revenue booked through IHG's channels or by Priority Club Rewards (PCR) members direct to hotel (Q1 2009: 66%).  PCR members total over 48m.

·
Build quality distribution.
2,300 hotels are operating under the new Holiday Inn standards with 613 completed since the start of the year. IHG now has a 16% share of the global new build supply pipeline compared to 3% of existing supply. 75,000 rooms in the pipeline are under construction of which over 30,000 are expected to open in the remainder of the year.  (9,872 rooms were opened in the first quarter).  2010 total r oom removals are still expected to be in the region of 40,000.

Commenting on the results, Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC said:
"
In the quarter Global Revenue Per Available Room (RevPAR) grew for the first time in 18 months driven by improving occupancy.  Asia is leading the rebound and our dominant position in China underpinned an 80% rise in Asia Pacific profits.
"Business travel is returning although at this stage mainly to the luxury end of the market which was most affected by the recession.  We expect the more resilient midscale sector to benefit from this trend as the year progresses and market norms are reset.  We are encouraged by the return to growth but rates remain under pressure in many markets, booking windows are short and visibility is limited.
"The financing environment remains difficult but we signed 55 deals in the quarter and are on track to open around 300 hotels this year.  The Holiday Inn relaunch continues to go very well.  Over two-thirds of the hotels are now operating to the new standards and last week we launched the largest advertising campaign in the history of the brand.  Performance in relaunched hotels continues to meet or beat expectations.
"During the difficult last 18 months we have continued to invest in the things that make a sustainable long term difference to our business performance - strengthening our brands, increasing our scale, investing in our system, developing our people and working closely with our hotel owners.  With this strengthening of our core business and the early signs of recovery in the market we are feeling confident about the outlook and our ability to grow market share."

Americas
Revenue performance
RevPAR declined 1.9% in the quarter, with growth in occupancy of 1.7 percentage points offset by a decline in rate of 4.9%.  March RevPAR grew by 3.0%.  In the US Holiday Inn and Holiday Inn Express outperformed their segments by 2.3 and 1.3 percentage points respectively reporting RevPAR declines of 3.5% at Holiday Inn and 3.4% at Holiday Inn Express.  Revenues were broadly flat at $178m.
Operating profit performance
Operating profit increased 14% to $72m.  Franchised hotels' operating profit grew 1% to $81m driven by a royalty fee increase of 3% partly offset by a $2m reduction in initial franchising, relicensing and termination fees.  In the managed business operating profit of $7m compares to a loss of $4m in 2009 which included an $11m charge for priority guarantee shortfalls.  The owned and leased hotels' operating loss of $2m (2009: $1m loss) reflects RevPAR growth of 0.8% offset by a reinstatement of depreciation on hotels classified as held for sale in the prior year period.

EMEA
Revenue performance
RevPAR grew 0.5% in the quarter, driven by a 3.3 percentage point improvement in occupancy offset by a 4.9% decrease in rates.  Germany and France performed best with RevPAR growth of 8.0% and 6.7% respectively.  The RevPAR decline of 6.8% in the Middle East was driven by weakness in the United Arab Emirates while other parts of the region including Egypt and Saudi Arabia remain resilient.  Revenues increased 3% to $90m (2% decline at CER). Excluding one liquidated damages receipt of $3m in 2009, revenues increased 7% (1% CER).
Operating profit performance
Excluding the impact of the $3m liquidated damages receipt in 2009 operating profit was flat at $21m. On this same basis franchised hotels' operating profit declined $1m to $12m ($2m decline at CER).  Managed hotels' operating profit declined by $3m to $13m driven by a RevPAR decline of 3.8%.  Owned and leased hotels' operating profit increased from $1m to $5m driven by RevPAR growth of 13.9% and strong cost control.

Asia Pacific
Revenue performance
RevPAR grew 10.0% in the quarter, driven by a 7.7 percentage point improvement in occupancy offset by a 3.3% decline in rates.  Greater China was the strongest performing region with first quarter RevPAR growth of 22.2%
.
Revenues increased 23% to $69m (16% CER).
Operating profit performance
Operating profit increased 80% to $18m (70% CER).  Franchised hotels' operating profit increased $1m to $2m.  Managed hotels' operating profit grew 75% to $14m (63% CER) primarily driven by 23.7% RevPAR growth across IHG's managed operations in Greater China and 10% rooms growth across the region.  Operating profit at owned and leased hotels increased 14% to $8m (14% CER) reflecting RevPAR growth of 9.9% at InterContinental Hong Kong and good cost control.

Interest and tax
The interest charge for the quarter increased $1m to $15m as the impact of lower levels of average net debt was offset by a higher average cost of debt.
Based on the position at the end of the quarter, the tax charge has been calculated using an estimated annual tax rate of 27% (Q1 2009: 24%).

Cash flow & net debt
IHG's balance sheet has been strengthened with net debt reduced to $1.1bn (including the $205m finance lease on the InterContinental Boston) from $1.3bn as at 31 March 2009.  During 2009 IHG extended the maturity and diversification of its debt profile issuing a seven year £250m bond in the fourth quarter using this to refinance $415m of the $500m term loan expiring in November 2010.  In addition, IHG has a $1.6bn revolving credit facility expiring May 2013.

RevPAR Sensitivity
IHG estimates that a 1% change in global RevPAR impacts Group EBIT by $13m, split as follows: $4m owned & leased; $4m managed (of which $1m relates to the Americas managed business); and $5m franchised.

Appendix 1:
Rooms

	Americas	EMEA	Asia Pacific	Total
Openings	7,136	1,901	835	9,872
Removals/adjustments	(3,849)	(951)	79	(4,721)
Net openings	3,287	950	914	5,151
Signings	4,785	758	2,617	8,160

Appendix 2: First quarter financial headlines

Three months to 31 March $m	Total		Americas		EMEA		Asia Pacific		Central
	2010	2009*	2010	2009*	2010	2009	2010	2009	2010	2009
Franchised operating profit	95	97	81	80	12	16	2	1	-	-
Managed operating profit	34	20	7	(4)	13	16	14	8	-	-
Owned and leased operating profit	11	7	(2)	(1)	5	1	8	7	-	-
Regional overheads	(29)	(27)	(14)	(12)	(9)	(9)	(6)	(6)	-	-
Operating profit pre central overheads	111	97	72	63	21	24	18	10	-	-
Central overheads	(28)	(25)	-	-	-	-	-	-	(28)	(25)
Operating profit	83	72	72	63	21	24	18	10	(28)	(25)

* 2009 comparatives restated
for those owned hotels previously accounted for as discontinued operations, now re-presented as continuing operations.

Appendix 3:
Constant currency operating profit movement before exceptional items.

	Americas		EMEA		Asia Pacific		Total***
	Actual currency*	Constant currency**	Actual currency*	Constant currency**	Actual currency*	Constant Currency**	Actual currency*	Constant currency**
(Decline)/ growth	14%	13%	(13)%	(13)%	80%	70%	15%	15%

Exchange rates	GBP:USD	EUR: USD	* US dollar actual currency;
2010	0.64	0.72	** Translated at constant 2009 exchange rates
2009	0.70	0.77	*** After central overheads

For further information, please contact:

Investor Relations (Heather Wood; Catherine Dolton):	+44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):	+44 (0) 1895 512 425	+44 (0) 7808 094 471

High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk . This includes profile shots of the key executives.

UK Q&A conference call:
A conference call with Richard Solomons (
Chief Financial Officer and Head of Commercial Development
) will commence at
8.00 am
(London time) on 11 May.  There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
UK Free Call:	0808 238 6029
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days.  To access this please dial the relevant number below and use the access number 4541.

International dial-in:	+44 (0)20 7108 6295
UK Free Call:	0800 376 9044

US Q&A conference call
There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 11 May with Richard Solomons (Chief Financial Officer and Head of Commercial Development).  There will be an opportunity to ask questions.

International dial-in	+1 517 345 9004
US Dial-in	866 692 5726
Conference ID:	HOTEL

A recording of the conference call will also be available for 7 days.  To access this please dial the relevant number below and use the access number.4566

International dial-in	+1 203 369 4944
US Free Call	877 875 7874

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 11 May. The web address is
www.ihg.com/Q110
.
To watch a video of Richard Solomons reviewing our results visit our YouTube channel at
www.youtube.com/ihgplc

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG owns, manages, leases or franchises, through various subsidiaries, over 4,400 hotels and more than 650,000 guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®, and also manages the world's largest hotel loyalty programme, Priority Club
®

Rewards
with 48 million members worldwide.

IHG has over 1,300 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media
.

Cautionary note regarding forward-looking statements
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

InterContinental Hotels Group PLC
GROUP INCOME STATEMENT
For the three months ended 31 March 2010

	3 months ended 31 March 2010			3 months ended 31 March 2009
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	362	-	362	351	-	351
Cost of sales	(178)	-	(178)	(182)	-	(182)
Administrative expenses	(74)	(1)	(75)	(73)	(26)	(99)
Other operating income and expenses	1	-	1	1	-	1
	_____	____	____	_____	____	____
	111	(1)	110	97	(26)	71

Depreciation and amortisation	(28)	-	(28)	(25)	-	(25)
Impairment	-	(1)	(1)	-	-	-
	_____	____	____	_____	____	____

Operating profit (note 3)	83	(2)	81	72	`(26)	46
Financial income	1	-	1	1	-	1
Financial expenses	(16)	-	(16)	(15)	-	(15)
	_____	____	____	_____	____	____

Profit before tax (note 3)	68	(2)	66	58	(26)	32

Tax (note 8)	(18)	4	(14)	(14)	5	(9)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	50	2	52	44	(21)	23

Profit for the period from discontinued operations	-	2	2	-	4	4
	_____	____	____	_____	____	____
Profit for the period attributable to the equity holders of the parent	50	4	54	44	(17)	27
	====	====	====	====	====	====

Earnings per ordinary share (note 9)
Continuing operations:
Basic			18.1 ¢			8.1 ¢
Diluted			17.6 ¢			8.1 ¢
Adjusted	17.4 ¢			15.5 ¢
Adjusted diluted	16.9 ¢			15.4 ¢
Total operations:
Basic			18.8 ¢			9.5 ¢
Diluted			18.3 ¢			9.5 ¢
Adjusted	17.4 ¢			15.5 ¢
Adjusted diluted	16.9 ¢			15.4 ¢
	====		====	====		====

InterContinental Hotels Group PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three months ended 31 March 2010

	2010 3 months ended 31 March $m	2009 3 months ended 31 March $m

Profit for the period	54	27

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	6	5
Losses reclassified to income on impairment	1	-
Cash flow hedges:
Losses arising during the period	(2)	(4)
Reclassified to financial expenses	2	3
Defined benefit pension plans:
Actuarial gains, net of related tax charge of $1m (2009 $4m)	7	35
Increase in asset restriction on plans in surplus	(3)	(5)
Exchange differences on retranslation of foreign operations	(21)	(14)
Tax related to pension contributions	1	-
	____	____
Other comprehensive (loss)/income for the period	(9)	20
	____	____
Total comprehensive income for the period	45	47
	====	====

Attributable to:
Equity holders of the parent	45	48
Non-controlling interest	-	(1)
	_____	_____
	45	47
	=====	=====

InterContinental Hotels Group PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2010

	3 months ended 31 March 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	142	(2,649)	2,656	7	156

Total comprehensive income for the period	-	(14)	59	-	45
Issue of ordinary shares	9	-	-	-	9
Movement in shares in employee share trusts	-	(2)	(26)	-	(28)
Equity-settled share-based cost	-	-	2	-	2
Tax related to share schemes	-	-	4	-	4
Exchange and other adjustments	(9)	9	-	-	-
	____	____	____	____	____
At end of the period	142	(2,656)	2,695	7	188
	====	====	====	====	====

	3 months ended 31 March 2009
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	118	(2,748)	2,624	7	1

Total comprehensive income for the period	-	(9)	57	(1)	47
Movement in shares in employee share trusts	-	42	(46)	-	(4)
Equity-settled share-based cost	-	-	8	-	8
Tax related to share schemes	-	-	(1)	-	(1)
Exchange and other adjustments	(2)	2	-	-	-
	____	____	____	____	____
At end of the period	116	(2,713)	2,642	6	51
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

InterContinental Hotels Group PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 March 2010

	2010 31 March	2009 31 March	2009 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,767	1,660	1,836
Goodwill	83	142	82
Intangible assets	260	300	274
Investment in associates	44	42	45
Retirement benefit assets	18	55	12
Other financial assets	136	153	130
Deferred tax receivable	90	-	95
	_____	_____	_____
Total non-current assets	2,398	2,352	2,474
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	373	393	335
Current tax receivable	37	46	35
Cash and cash equivalents	41	121	40
Other financial assets	3	5	5
	_____	_____	_____
Total current assets	458	569	419

Non-current assets classified as held for sale	-	211	-
	______	______	______
Total assets (note 3)	2,856	3,132	2,893
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(104)	(20)	(106)
Trade and other payables	(668)	(683)	(675)
Provisions	(45)	-	(65)
Current tax payable	(165)	(345)	(194)
	_____	_____	_____
Total current liabilities	(982)	(1,048)	(1,040)
	_____	_____	_____
Loans and other borrowings	(977)	(1,388)	(1,016)
Retirement benefit obligations	(139)	(113)	(142)
Trade and other payables	(457)	(398)	(421)
Deferred tax payable	(113)	(131)	(118)
	_____	_____	_____
Total non-current liabilities	(1,686)	(2,030)	(1,697)

Liabilities classified as held for sale	-	(3)	-
	_____	_____	_____
Total liabilities	(2,668)	(3,081)	(2,737)
	=====	=====	=====
Net assets	188	51	156
	=====	=====	=====
EQUITY
Equity share capital	142	116	142
Capital redemption reserve	10	10	11
Shares held by employee share trusts	(6)	(7)	(4)
Other reserves	(2,890)	(2,888)	(2,900)
Unrealised gains and losses reserve	35	13	29
Currency translation reserve	195	159	215
Retained earnings	2,695	2,642	2,656
	______	______	______
IHG shareholders' equity	181	45	149
Non-controlling interest	7	6	7
	______	______	______
Total equity	188	51	156
	=====	=====	=====

InterContinental Hotels Group PLC
GROUP STATEMENT OF CASH FLOWS
For the three months ended 31 March 2010

	2010 3 months ended 31 March	2009 3 months ended 31 March
	$m	$m

Profit for the period	54	27
Adjustments for:
Net financial expenses	15	14
Income tax charge	14	9
Depreciation and amortisation	28	25
Exceptional operating items	2	26
Gain on disposal of assets, net of tax	(2)	(4)
Equity-settled share-based cost, net of payments	(2)	3
	_____	_____
Operating cash flow before movements in working capital	109	100
Increase in net working capital	(19)	(35)
Utilisation of provisions	(20)	-
Retirement benefit contributions, net of cost	(1)	(1)
Cash flows relating to exceptional operating items	(5)	(32)
	_____	_____
Cash flow from operations	64	32
Interest paid	(8)	(14)
Interest received	-	1
Tax paid on operating activities	(28)	(28)
	_____	_____
Net cash from operating activities	28	(9)
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(5)	(9)
Purchase of intangible assets	(3)	(9)
Disposal of assets, net of costs and cash disposed of	4	-
Proceeds from other financial assets	1	8
Tax received on disposals	2	-
	_____	_____
Net cash from investing activities	(1)	(10)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	8	-
Purchase of own shares by employee share trusts	(23)	(2)
Proceeds on release of own shares by employee share trusts	-	1
(Decrease)/increase in borrowings	(12)	66
	_____	_____
Net cash from financing activities	(27)	65
	_____	_____

Net movement in cash and cash equivalents in the period	-	46
Cash and cash equivalents at beginning of the period	40	82
Exchange rate effects	1	(7)
	_____	_____
Cash and cash equivalents at end of the period	41	121
	=====	=====

I
nterContinental Hotels Group plc
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2009.

With effect from 1 January 2010, the Group has implemented IFRS 3 (Revised) 'Business Combinations' and IAS 27 (Revised) 'Consolidated and Separate Financial Statements'.  The adoption of these standards has had no material impact on the financial statements and there has been no requirement to restate prior year comparatives.

Two hotels, which, prior to 30 June 2009, were classified as assets held for sale and whose results were presented as discontinued operations, no longer meet the criteria for designation as held for sale assets.  Consequently, the results of these hotels are now reported as continuing operations and prior period results have been re-presented on a consistent basis.  The impact has been to increase revenue from continuing operations for the period by $9m (2009 $9m) and to increase operating profit from continuing operations, before exceptional items, for the period by $2m (2009 $2m).

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2009 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies, subject to a $13m reclassification from current trade and other payables to non-current trade and other payables in the Group statement of financial position.

2.

Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period.  In the case of sterling, the translation rate for the three months ended 31 March is $1= £0.64 (2009 $1=£0.70).  In the case of the euro, the translation rate for the three months ended 31 March is $1 = €0.72 (2009 $1 = €0.77).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period.  In the case of sterling, the translation rate is $1=£0.66 (2009 31 December $1 = £0.62, 2009 31 March $1 = £0.70).  In the case of the euro, the translation rate is $1 = €0.74 (2009 31 December $1 = €0.69, 2009 31 March $1 = €0.75).

3 .	Segmental information
	Revenue
		2010	2009
		3 months ended 31 March	3 months ended 31 March
		$m	$m

	Americas (note 4)	178	179
	EMEA (note 5)	90	87
	Asia Pacific (note 6)	69	56
	Central	25	29
		____	____
	Total revenue	362	351
		====	====

	All results relate to continuing operations.

Profit	2010 3 months ended 31 March $m	2009 3 months ended 31 March $m

Americas (note 4)	72	63
EMEA (note 5)	21	24
Asia Pacific (note 6)	18	10
Central	(28)	(25)
	____	____
Reportable segments' operating profit	83	72
Exceptional operating items (note 7)	(2)	(26)
	____	____
Operating profit	81	46

Financial income	1	1
Financial expenses	(16)	(15)
	____	____
Profit before tax	66	32
	====	====

All results relate to continuing operations.

Assets	2010 31 March $m	2009 31 March $m	2009 31 December $m

Americas	997	1,238	970
EMEA	873	932	926
Asia Pacific	631	604	631
Central	187	191	196
	____	____	____
Segment assets	2,688	2,965	2,723

Unallocated assets:
Deferred tax receivable	90	-	95
Current tax receivable	37	46	35
Cash and cash equivalents	41	121	40
	____	____	____
Total assets	2,856	3,132	2,893
	====	====	====

4.	Americas
		2010 3 months ended 31 March $m	2009 3 months ended 31 March $m
	Revenue
	Franchised	98	99
	Managed	29	31
	Owned and leased	51	49
		____	____
	Total	178	179
		====	====
	Operating profit
	Franchised	81	80
	Managed	7	(4)
	Owned and leased	(2)	(1)
	Regional overheads	(14)	(12)
		____	____
	Total	72	63
		====	====

All results relate to continuing operations.

5.	EMEA
		2010 3 months ended 31 March $m	2009 3 months ended 31 March $m
	Revenue
	Franchised	17	21
	Managed	29	28
	Owned and leased	44	38
		____	____
	Total	90	87
		====	====

	Operating profit
	Franchised	12	16
	Managed	13	16
	Owned and leased	5	1
	Regional overheads	(9)	(9)
		____	____
	Total	21	24
		====	====

All results relate to continuing operations.

6.	Asia Pacific
		2010 3 months ended 31 March $m	2009 3 months ended 31 March $m
	Revenue
	Franchised	3	3
	Managed	33	21
	Owned and leased	33	32
		____	____
	Total	69	56
		===	===
	Operating profit
	Franchised	2	1
	Managed	14	8
	Owned and leased	8	7
	Regional overheads	(6)	(6)
		____	____
	Total	18	10
		===	===

All results relate to continuing operations.

7.	Exceptional items
		2010 3 months ended 31 March $m	2009 3 months ended 31 March $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	(1)	(5)
	Enhanced pension transfer (b)	-	(21)
		____	____
		(1)	(26)
	Impairment:
	Impairment of other financial assets (c)	(1)	-
		____	____
		(2)	(26)
		====	====
	Tax
	Tax on exceptional operating items	4	5
		____	____
		4	5
		====	====
	Discontinued operations:
	Gain on disposal of assets:
	Tax credit (d)	2	4
		____	____
		2	4
		====	====

Exceptional items
These items are treated as exceptional by reason of their size or nature.
a)	Relates to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007.
b)
Related to the payment of enhanced pension transfers to those deferred members of the InterContinental Hotels UK Pension Plan who had accepted an offer to receive the enhancement either as a cash lump sum or as an additional transfer value to an alternative pension plan provider.  The exceptional item in 2009 comprises the lump sum payments ($9m), the IAS 19 settlement loss arising on the pension transfers ($11m) and the costs of the arrangement ($1m).  The payments and transfers were made in January 2009.

c)	Relates to available-for-sale equity investments and arises as a result of a prolonged decline in their fair value below cost.
d)
In 2010, relates primarily to tax refunded relating to the sale of a hotel in a prior year.  In 2009, related to tax arising on disposals together with the release of provisions no longer required in respect of hotels disposed of in prior years.

8.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 7), has been calculated using an estimated effective annual tax rate of 27% (2009 24%) analysed as follows.

	2010	2010	2010	2009	2009	2009
3 months ended 31 March	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	68	(18)	27%	58	(14)	24%

Exceptional items
Continuing operations	(2)	4		(26)	5
Discontinued operations	-	2		-	4
	____	____		____	____
	66	(12)		32	(5)
	====	====		====	====
Analysed as:
UK tax		(1)			4
Foreign tax		(11)			(9)
		____			____
		(12)			(5)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 35% (2009 39%).  Prior year items have been treated as relating wholly to continuing operations.

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

3 months ended 31 March	2010	2010	2009	2009
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	52	54	23	27
Basic weighted average number of ordinary shares (millions)	287	287	284	284
Basic earnings per ordinary share (cents)	18.1	18.8	8.1	9.5
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	52	54	23	27
Diluted weighted average number of ordinary shares (millions)	295	295	285	285
Diluted earnings per ordinary share (cents)	17.6	18.3	8.1	9.5
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	52	54	23	27
Adjusting items (note 7):
Exceptional operating items ($m)	2	2	26	26
Tax on exceptional operating items ($m)	(4)	(4)	(5)	(5)
Gain on disposal of assets, net of tax ($m)	-	(2)	-	(4)
	____	____	____	____
Adjusted earnings ($m)	50	50	44	44
Basic weighted average number of ordinary shares (millions)	287	287	284	284
Adjusted earnings per ordinary share (cents)	17.4	17.4	15.5	15.5
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	295	295	285	285
Adjusted diluted earnings per ordinary share (cents)	16.9	16.9	15.4	15.4
	====	====	====	====

Earnings per ordinary share from discontinued operations	2010 3 months ended 31 March cents per share	2009 3 months ended 31 March cents per share
Basic	0.7	1.4
Diluted	0.7	1.4
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2010 3 months ended 31 March millions	2009 3 months ended 31 March millions
Basic weighted average number of ordinary shares	287	284
Dilutive potential ordinary shares - employee share options	8	1
	____	____
	295	285
	====	====

10.	Net debt
		2010 31 March	2009 31 March	2009 31 December
				restated*
		$m	$m	$m

	Cash and cash equivalents	41	121	40
	Loans and other borrowings - current	(104)	(20)	(106)
	Loans and other borrowings - non-current	(977)	(1,388)	(1,016)
	Derivatives hedging debt values*	(37)	-	(10)
		____	____	____
	Net debt	(1,077)	(1,287)	(1,092)
		====	====	====
	Finance lease liability included above	(205)	(202)	(204)
		====	====	====

*
With effect from 1 January 2010, net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.  Comparatives have been restated on a consistent basis.

11.	Movement in net debt
		2010 3 months ended 31 March	2009 3 months ended 31 March	2009 12 months ended 31 December
		$m	$m	$m

	Net increase/(decrease) in cash and cash equivalents	-	46	(44)
	Add back cash flows in respect of other components of net debt:
	Issue of £250m 6% bonds	-	-	(411)
	Decrease/(increase) in other borrowings	12	(66)	660
		____	____	____
	Decrease/(increase) in net debt arising from cash flows	12	(20)	205

	Non-cash movements:
	Finance lease liability	(1)	(1)	(2)
	Exchange and other adjustments	4	7	(22)
		____	____	____
	Decrease/(increase) in net debt	15	(14)	181

	Net debt at beginning of the period	(1,092)	(1,273)	(1,273)
		____	____	____
	Net debt at end of the period	(1,077)	(1,287)	(1,092)
		====	====	====

12.	Dividends

The proposed final dividend of 29.2 cents per share for the year ended 31 December 2009 is not recognised in these accounts as it remains subject to approval at the Annual General Meeting to be held on 28 May 2010. If approved, the dividend will be paid on 4 June 2010 to shareholders who were registered on 26 March 2010 at an expected total cost of $84m.

13.	Capital commitments and contingencies

At 31 March 2010, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $3m (2009 31 December $9m, 31 March $33m).

At 31 March 2010, the Group had contingent liabilities of $15m (2009 31 December $16m, 31 March $10m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $99m (2009 31 December $106m, 31 March $232m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

INDEPENDENT REVIEW REPORT TO InterContinental Hotels Group pLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three months ended 31 March 2010 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 13.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 31 March 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
10 May 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 May 2010